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October 5, 2009

Mr. Thomas Kluck, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

ARMOUR Residential REIT, Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-160870

Filed September 4, 2009

Dear Mr. Kluck:

On behalf of ARMOUR Residential REIT, Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated August 28, 2009 regarding the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on September 4, 2009 (the "Registration Statement").  Please note that the Company is simultaneously filing Amendment No. 2 to the Registration Statement ("Amendment No. 2").  Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.  For the Staff's convenience, reference in the responses to page numbers are to Amendment No. 2.

General

1.

Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary, including the date and time by which you believe you will have to file a definitive proxy.  In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements.  Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings.  In light of the nature of your proposed transaction, please tell us the reason for the number of days between the scheduled meeting date and your termination date.

The liquidation date for Enterprise is Saturday, November 7, 2009. Enterprise believes that in order to ensure a closing on or prior to Friday, November 6, 2009, the last business day prior to the expiration date, it must file a definitive proxy by Friday, October 9, 2009 and commence the mailing of the proxy statement by October 14, 2009.  This will accommodate a special meeting date of October 29, 2009.  This timing will satisfy the Delaware state law requirement that the notice of special meeting be mailed no less than ten (10) days prior to the meeting date and also allow slightly more than two (2) weeks for the proxy solicitation. While this does not provide a customary 20 to 30 day proxy solicitation period, Enterprise is confident that proxies can be solicited in this timeframe.  Enterprise believes that the special meeting date needs to be a week prior to the liquidation date in order to provide adequate time for any meeting adjournments, if necessary, to solicit additional proxies and to provide a period of time after stockholder approval to handle the mechanics of the merger closing and the filing of definitive merger documentation with the States of Delaware and Maryland.

Mr. Thomas Kluck

Branch Chief

October 5, 2009

2.

We note your response to comment 7 of our letter dated August 28, 2009 and the revised disclosure on page 63 that Enterprise and its affiliates and agents may enter into transactions, without any limits, to induce potential investors or existing holders to purchase shares or vote in favor of the merger proposal.  If you are compensating shareholders, who retain their shares, to vote in favor of the proposals, it would appear that such shareholders would be receiving beneficial treatment that other shareholders, of the same class of securities, are not.  Please provide an analysis of your ability to provide different treatment to shareholders of the same class of securities and revise to discuss how such actions would be fair to the shareholders that remain and do not receive any payments or warrants.  We may have further comments.

The disclosure on page 64 has been revised to clarify that in no event will Enterprise, the Enterprise Founders, ARMOUR or their respective affiliates pay existing holders of Public Shares total consideration greater than the per share conversion price at the time the business combination is consummated.  Accordingly, Enterprise believes that such actions are fair to all stockholders because no stockholder will be paid by Enterprise, the Enterprise Founders, ARMOUR or their respective affiliates an amount greater than any other stockholder would receive by voting "no" on the merger proposal. To the extent that such actions are material, real time disclosure will be made via a current report on form 8-K filing.

3.

We note the revised disclosure on page 63 and elsewhere that you believe shareholders, who have voted against or indicated such intention, will enter into the forward purchase arrangements with you, or your agents/affiliates, because they would be able to receive cash with greater certainty.  Please revise to clarify, if the transactions are ultimately approved and consummated, whether the selling shareholders would receive their cash prior to the converting shareholders.

The disclosure on page 64 has been revised to clarify that if the transactions are ultimately approved and consummated, the selling stockholders would receive their cash prior to the converting stockholders.

4.

We note your response to comment 4 that you expect the market value to approximate the per share conversion price and not book value per share.  Please revise to provide the basis for that belief. In your analysis, please take into account the fee you would pay the third party Enterprise and its affiliates/agents are utilizing and the cash payments referenced on page 63 to incentivize shareholders.

The Company expects the market value will approximate the conversion price as shareholders are not likely to sell for less, and purchasers not pay for more, than they would receive upon conversion.  Regardless of the actual level of conversion that occurs, ARMOUR will be created at a price to book multiple well below the publicly traded comparable companies.  For example, the comparable companies were trading at 1.26x price to book value at market close on September 28, 2009, which shows that it is common for market value to diverge from book value.  For more information, see our investor presentation that was filed with the SEC on October 1, 2009.  Any fee paid to a third party purchaser would not have a significant impact on our book value (see the answer to comment 5 for more information), meaning we would still be created at a significant discount to the publicly traded comparable companies even after accounting for any such fee.  At this time we do not project having to use a third party purchaser.  The cash payments to incentivize shareholders will be no more than the per share conversion price, so as shown above, even in a maximum conversion scenario ARMOUR will be created at a significant discount to the publicly traded comparable companies.

5.

We note your response to comment 5 but are not able to locate the specific disclosure on page 63 discussing the process by which an engaged third party would use to make the purchases.  Clarify the maximum fee payable to third parties you may engage pursuant to the second bullet point on page 63 and revise to discuss the process involved with your use of third parties.

The disclosure on page 65 has been revised to clarify that the maximum fee that Enterprise or its affiliates would be willing to pay to a third party is 1% of the total purchase price.

Mr. Thomas Kluck

Branch Chief

October 5, 2009

6.

We note your response to comment 6.  Please revise to clarify if there is a maximum interest rate Enterprise and its affiliates/agents would be willing to pay to borrow funds to make the purchases referenced in the third bullet point on page 63.

The disclosure on page 65 has been revised to remove the bullet point relating to Enterprise borrowing funds, as it currently does not anticipate being able to do so.

7.

We note your disclosure throughout the prospectus that if the proposals here are ultimately rejected, Enterprise would have to liquidate.  As such, please revise to provide the disclosure that would be applicable in a liquidation so that shareholders are able to compare the proposed transaction with a liquidation transaction.  Such disclosure should address the process, timeline, and the financial terms of a liquidation.

The disclosure on pages 8, 54 and 64 has been revised as requested by the Staff to provide the liquidation value payable to holders of Public Shares.

8.

Please clarify in the prospectus whether the funds held in trust are comprised of cash or other types of investments.

The disclosure on pages 2, 4, 6 and 54 has been revised as requested by the Staff to note that the funds held in Enterprise's trust account are currently invested entirely in funds invested in U.S. Government Treasury securities.

9.

Please discuss in greater detail the mechanics of the vote for each proposal and in relation to the other proposals. For example, if more than 30% of stockholders seek conversion at the time of the vote but the proposal to increase the conversion threshold to 30% to 50% is approved, how will the company implement the latter proposal in connection with the proposal to approve the plan of merger?  Please explain.

The disclosure has been added in the Q&A section on page 5 to clarify how each proposal relates to the other proposals.

Prospectus Cover Page

10.

We note the revised inclusion of cover page risk factors. Please revise to include a bullet point risk factor to highlight the fact that the proposals here run counter to the core guidelines that were disclosed in your IPO prospectus.

A bullet point risk factor has been added to highlight the fact that the proposals here run counter to the core guidelines that were disclosed in Enterprise’s IPO prospectus.

11.

Please tell us your efforts to date relating to listing your securities on the NYSE Amex.

Enterprise Acquisition Corp. has responded to the NYSE Amex's comment letter dated August 13, 2009, and is currently working with the NYSE Amex for continued listing of the Enterprise common stock and warrants under the ticker symbols ARR and ARR.WS, respectively, upon consummation of the merger.

Summary of the Material Terms of the Merger, page 1

12.

Please note that the bullet list format makes the section somewhat difficult to follow.  Please consider revising this section into subsections, based on the topics discussed.  For instance, the first section could briefly discuss your background as a blank check company, as described in your IPO prospectus, and highlight the guidelines you disclosed as requirements and obligations to shareholders.  Also, the bullet points about the specifics of the proposals could be grouped under one subheading, as could the disclosure about your REIT operations post consummation.

The disclosure in the Summary beginning on page 1 has been revised as requested.

Mr. Thomas Kluck

Branch Chief

October 5, 2009

13.

We note your response to comment 16.  Please tell us how the Enterprise Board determined that this was not an affiliated transaction in light of the sub management agreement.

Enterprise's Amended and Restated Certificate of Incorporation requires a fairness opinion when Enterprise proposes a "Business Combination with a Target Business that is affiliated with Enterprise or its officers, directors or stockholders."  Although Messrs. Staton and Bell will be affiliated with ARRM after completion of the merger, no such affiliation currently exists.  Accordingly, the Enterprise board determined that Enterprise's Amended and Restated Certificate of Incorporation does not require a fairness opinion.  However, since Messrs. Staton and Bell will have an interest in ARRM after the completion of the merger, the Enterprise board determined that there is a potential conflict of interest and the independent audit committee of the board separately approved the merger under Delaware law.

How do I exercise my conversion rights, page 5

14.

We note the disclosure on page 6 regarding the process to change votes.  Please discuss in greater detail how much time stockholders would need to accomplish this change prior to the meeting.  For example, please discuss how long it will take for stockholders to receive additional proxy cards after they have contacted Enterprise to request additional cards.

The d isclosure has been added on page 6 to clarify the mechanics of vote changes.

Since Enterprise's IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights, page 7

15.

We note your response to comment 18 and continue to note the disclosure that shareholders have to still hold the shares at the time of the merger to assert securities law claims.  Please tell us the basis for your disclosure that such shareholders must hold onto the shares pursuant to Sections 11 and 12 of the Securities Act of 1933.

The disclosure on pages 7, 41, 51, 52 and 66 has been revised to note that shareholders do not need to hold onto their shares at the time of the merger to assert securities law claims.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 13

16.

You have disclosed that the unaudited pro forma condensed combined balance sheet as of June 30, 2009 gives pro forma effect to the merger as if it had occurred on such date. Please expand your narrative to address the unaudited condensed combined pro forma statements of operations for the six month period ended June 30, 2009 and for the year ended December 31, 2008.  Additionally, please apply this comment to the narrative discussion of pro forma information that appears on page 16 as it relates to the pro forma statements of operations data on pages 17 and 18.  Finally, please revise your disclosure on page 21 which currently states that the accompanying pro forma financial statements include only a pro forma balance sheet.

The disclosure in the pro formas on pages 13 through 22 has been revised as requested.

17.

We note that you have recorded interest and dividend income of $241,761 for the six months ended June 30, 2009. Please help us to understand why this amount is significantly less than the $5.4 million amount that relates to interest and dividend income for the year ended December 31, 2008.

For most of 2008, the funds held in trust were invested in money market funds.  In September 2008, in the midst of the economic and credit crisis, Enterprise transferred the funds into U.S. Government Treasury securities, as did many other Special Purpose Acquisition Companies.  The result of this transfer was significantly less interest and dividend income through June 2009 as compared to the interest and dividend income in 2008, as U.S. Treasuries have been paying a significantly lesser yield as compared to money market funds.

Mr. Thomas Kluck

Branch Chief

October 5, 2009

Comparative Share Information, page 15

18.

We note your response to comment 8 and the revised disclosure on page 15.  It is not clear how you arrived at the minimum number of shares outstanding considering you reserve the right to provide payments to shareholders without purchasing their shares, to borrow money to make purchases where you would pay interest, and to pay third party purchaser fees, as disclosed on page 63.

Enterprise does not anticipate making payments to stockholders without purchasing their shares, borrowing money to make purchases where interest will be paid or paying third party purchaser fees.  Furthermore, even if Enterprise does end up making any such payments, it does not have information about the specifics of any such transaction and therefore can’t measure the amount of such payments with any degree of certainty. Therefore, for purposes of calculating the minimum number of shares outstanding, the Company has assumed there will be no payments of the type mentioned.

Unaudited Pro Forma Condensed Combined Financial Information,  pages 16 to 22

19.

We note your response to prior comment 22.  Please direct us to the pages where you have revised your disclosure in response to our comment.

The disclosure in Footnotes H and M in the “Pro Forma Adjustments and Assumptions” subsection of the “Notes to the Unaudited Condensed Combined Pro Forma Financial Statements” was previously revised in response to prior Comment No. 22.

20.

We note your response to prior comment 24.  It does not appear that the reduction in the underwriter fees is factually supportable.  As such, please revise your pro forma financial information accordingly.

Enterprise, Ladenburg and UBS will enter into a letter agreement pursuant to which the aggregate deferred underwriting commissions to be paid to the underwriters upon consummation of the merger will be decreased from 3.35% to 3.0%, which will be calculated based on the number of Public Shares that are not converted, with such percentage to be split as follows: 1.275% to Ladenburg, 1.275% to UBS and 0.45% to I-Bankers Securities, Inc.

21.

We note your response to prior comment 25.  Please tell us and disclose the general nature and terms of the agreements supporting the make-whole expenses for Jeff Zimmer and Scott Ulm.  Additionally, tell us the principal reasons why total fees and expenses drop by over $4 million when assuming maximum conversion in comparison to minimum conversion.

The principal reason why total fees and expenses drop by over $4 million when assuming maximum conversion in comparison to minimum conversion is because of the reduction in underwriter fees by over $4 million in the maximum conversion scenario. Footnote B on page 21 has also been revised to note that the agreements that reimburse Jeff Zimmer and Scott Ulm will pay them $217,000 upon consummation of the merger and $75,000 up front which has already been paid, for a total of $292,000.  This is to compensate Messrs. Zimmer and Ulm for the startup expenses that they have already incurred in the process of forming ARMOUR as a publicly traded REIT.

Risk Factors, page 23

22.

Please revise to provide a risk factor to address the aspects of the proposals that run counter to the guidelines established in your IPO prospectus and charter.  Here and elsewhere that you discuss how you are not complying with the obligations set forth in the IPO prospectus, please revise to also clarify that the IPO prospectus ensured that shareholders would have an opportunity to review an operating company with audited historical financial statements. Clarify that the proposals here strip away the ability to review audited historical financial statements.

An appropriate risk factor has been added on page 37.

Mr. Thomas Kluck

Branch Chief

October 5, 2009

ARRM's liability is limited under the management agreement …. page 33

23.

We note your response to comment 36.  Please revise to clarify if the liability limitation applies to affiliates of ARRM that service as your officers and directors.

The disclosure on page 33 has been revised to clarify the nature of the liability limitation.

Background of the Merger, page 55

24.

We note the revised disclosure on page 55, Please revise to discuss why Enterprise terminated the merger with Workflow.

The d isclosure has been added on page 56 to clarify that the Workflow Merger Agreement was terminated because Workflow was not prepared to close the merger on or before February 28, 2009, the termination date as set forth in the Workflow Merger Agreement.

25.

We note your response to comment 48 and the revised disclosure regarding Workflow.  Please revise to clarify if Enterprise has made any efforts towards a business combination with any other entities.  If so, discussion about those efforts should be included here.

Enterprise also engaged in discussions with a potential merger partner in the second quarter of 2009. A definitive agreement was not signed and discussions were severed in June 2009. The non-disclosure agreement entered into with the potential merger party prohibits the identification of such party.

Enterprise's Board of Directors' Reasons for Approval of the Merger, page 56

26.

We note your response to comment 51.  Please revise to clarify how the experience of Messrs. Staton and Bell provide them with the ability to render an opinion on this transaction.

The disclosure on page 57 has been revised as requested.

Attractive Asset Class, page 57

27.

We note your response to comment 53.  The two REITs you referenced appear to be equity REITs.  As such, it is not clear how the experience with such entities provided Mr. Staten with knowledge and familiarity with mortgage backed securities.  Please revise to clarify.

The disclosure on page 58 has been revised as requested.

Sub-Management Agreement, page 60

28.

We note your response to comment 59.  In the situation where the manager waives its fees, either partially or wholly, without modifying the agreement, please revise to clarify if such waiver would affect the sub-manager's 25% since ARRM would not be receiving its fees.

The disclosure on page 62 has been revised as requested.

29.

We note your response to comment 61.  The revised disclosure does not disclose that you are a party to the sub-management agreement.  Further you have not discussed the reasons why you would be liable for the 6.16 times termination fee to the sub-manager when ARRM is responsible for the activities performed by the sub-manager. We reissue the prior comment.

The disclosure on page 62 has been revised as requested.

Mr. Thomas Kluck

Branch Chief

October 5, 2009

Actions That May Be Taken To Secure Approval of Enterprise's Stockholders, page 63

30.

Please discuss any negotiations or actions taken by Enterprise, the Enterprise Founders, Armour and their respective affiliates to purchase public shares and any negotiations they have entered into with potential investors or existing holders of shares to induce them to purchase shares and/or vote in favor of the merger proposal.

The disclosure has been added on page 64 to address the Staff's comments.

U.S. Federal Income Tax Considerations, page 73

31.

Please tell us the purpose and mechanics of the Enterprise Distribution.

The disclosure on page 75 has been revised to respond to the Staff's comment..

32.

Please note that we will need to review counsel's tax and legality opinions prior to the effectiveness of this registration statement.

The form of legal opinion of Akerman Senterfitt has been added as Exhibit 5.1 and the form of tax opinion of Akerman Senterfitt has been added as Exhibit 8.1 to Amendment No. 2.

Business of Armour, page 103

33.

We note your response to comment 67 and your revised disclosure on page 103.  Please clarify if ARRM is your sponsor or identify your sponsor.  Further, please revise to provide disclosure about your manager and its experience with managing programs with similar investment objectives to you.  If no such experience exists, please state so.  Please note the prior comment was seeking prior performance summary disclosure similar to that requested by Industry Guide 5. See Section 8 of Industry Guide 5.  If you are not able to provide Section 8 type disclosure as it relates to your target assets, please tell us your reasons.

The disclosure has been added on pages 105 to 106 to respond to the Staff's comment.

34.

We note your response to comment 68.  We also note that you will primarily invest in agency securities.  Please revise to define primarily or clarify the percentage of your holdings that will consist of agency securities.

The disclosure on page 110 has been revised to respond to the Staff's comment.

Leverage Strategy, page 105

35.

We note your response to comment 73 and the revised disclosure on page 105.  Please revise to clarify the party that determines the value that would trigger a margin call.

The disclosure on page 107 has been revised to respond to the Staff's comment.

Trading and Repurchase Agreement Services Relationship, page 109

36.

We note your response to comment 75.  Please revise to discuss the fee and termination terms of the agreement with AVM.

The disclosure on page 112 has been revised. No definitive contracts have yet been entered with AVM, L.P., and the fees under such contracts remain under negotiation. The market for clearing and settlement services is highly competitive and pricing terms are regarded as proprietary and confidential by vendors, including AVM, L.P.

Mr. Thomas Kluck

Branch Chief

October 5, 2009

Policies with Respect to Certain Other Activities, page 110

37.

We note your response to comment 69 and the revise disclosure here.  Please revise to clarify, if true, that you could use offering proceeds or debt to fund your distributions in addition to cash flows from operations.  Also, please revise to provide the dividend/distribution policy disclosure as a separate subsection.

The disclosure on page 112 has been revised to address the Staff's comment.

Management of Armour Following the Merger, page 112

38.

Considering you will be externally managed by ARRM, please revise to provide disclosure of the management of your manager.  To the extent your officers serve dual roles with ARRM, provide a cross reference instead of repeating the biographical disclosure.

The disclosure on page 114 has been revised to address the Staff's comment.

ARRM's Management Fees, page 122

39.

We note your response to comment 76.  Please note that if you reserve the right to issue incentive stock compensation as previously disclosed, it should be included here as compensation to the manager.  Please revise your disclosure accordingly.

The disclosure on page 127 has been revised to address the Staff's comment.

40.

Please revise to clarify if the "manager obligations" are the last two bullet points on page 123.

The disclosure on pages 124 and 126 has been revised to address the Staff's comment.

Conflicts of Interest Relating to ARRM and Armour. page 125

41.

We are not able to locate your revisions that state ARRM does not intend to enter into transactions with you.  Also, the intention is not a limitation, if the possibility exists. Please revise to clarify how prices would be determined in affiliated transactions.

The disclosure on page 128 has been revised to address the Staff's comment.

* * * * *

In connection with responding to the Staff's comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you regarding Amendment No. 2.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser